[Letterhead of Preston Gates & Ellis LLP]

August 9, 2006

Jason Wynn
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

RE:          Challenger Energy Corp.
Registration Statement on Form 20-F
Filed June 5, 2006
File No. 0-52030

Dear Mr. Wynn:

On behalf of our client, Challenger Energy Corp. (the “Company”), we are providing the responses below to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the letter dated July 5, 2006 relating to the Company’s above-captioned filing.  We have restated the Staff’s comments below and have included the Company’s response following each comment.  In addition, in connection herewith, the Company is filing Amendment No. 1 to Form 20-F (File No. 0-52030) (the “Amendment”).

Form 20-F

General

1.             Comment:  Please note that the Form 20-F registration statement will become automatically effective 60 days from the date of the first filing with Edgar.  See Section 12(g)(1) of the Securities Exchange Act of 1934.  Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments.

Response:  The Company acknowledges that the Form 20-F will become automatically effective 60 days from the date of the first filing with Edgar.

2.             Comment:  Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure.  This will eliminate the need for us to repeat similar comments.

Response:  The Company confirms that when it has revised disclosure in one section of the Amendment it has made parallel changes to all affected disclosure as appropriate.

3.             Comment:  Update your disclosure throughout your filing to the most recent practicable date with each amendment.  For example, update the exchange rate information on page 3.  See Item 3.A.3 of Form 20-F.

Response:  The Company confirms that it has updated the disclosure throughout the Amendment to the most recent practicable date.

4.             Comment:  Please note that our Office of International Corporation Finance is still conducting its review of your filing and may have additional comments.

Response:  The Company acknowledges the SEC’s position set forth in this comment.

Key Information, page 2

Item 3.A. Selected Financial Data, page 2

5.             Comment:  Remove interest income as a component of revenues.  In this regard interest income appears unrelated to operating revenues.  Likewise, modify the selected financial information presented in your management’s discussion and analysis on page 17.  Refer to Item 3.A of Form 20-F.

Response:  The Company has revised pages 5 and 21 of the Amendment to remove interest income as a component of revenues.

Risk Factors, page 4

6.             Comment:  Revise risk factor subheadings so that they clearly identify the risk to be discussed.  Several of your risk factor captions are too vague and generic to adequately describe the risk that follows.  For example, simply stating “Operating Hazards” or “Competition” does not disclose the resulting risk of harm to investors.

Response:  The Company has revised the risk factor subheadings on pages 7-12 of the Amendment.

7.             Comment:  Throughout this section, rather than stating that there is or can be no assurance of or no guarantee of a particular outcome, state the extent of each risk plainly and directly.

Response:  The Company has revised pages 7-12 of the Amendment to include the additional suggested language.

8.             Comment:  Please delete any language that serves to mitigate or qualify the risk that you are highlighting.  Examples of this are statements such as “While diligent well supervision and effective maintenance operations...” or “Although Challenger has insurance in accordance with industry standards....”

Response:  The Company has revised pages 7-12 of the Amendment to delete mitigating or qualifying language.

9.             Comment:  All risk factors should be no longer than one or two short paragraphs.  Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail.  Many of your risk factors are too detailed, for example the first one.  Where you discuss multiple risks under one caption, break the discussion into separate factors and include appropriate captions for each.

Response:  The Company has revised pages 7-12 of the Amendment to address the suggested changes in this comment.

Environmental, page 7

10.           Comment:  Please provide a more detailed discussion in this section or provide a cross-reference to other disclosure that addresses the governmental rules and regulations, including federal, provincial and local government rules and regulations, which impact your business activities.  For example, you state that you must comply with certain legislation when operating your wells and facility sites.  Please discuss whether this legislation requires permits or licenses, whether you or the operator has obtained such permits or the status of your application for the permits and the regulatory body responsible for granting the permits.  We may have further comments.  See Item 4.B.8 of Form 20-F.

Response:  The Company has revised the disclosure on pages 16-18 of the Amendment to provide a more detailed discussion of applicable environmental rules and regulations.

11.           Comment:  If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities.  We note that you may be unable to predict the ultimate cost of compliance or the extent of liability risks.

Response:  With respect to the Participation Agreement, the operator of Block 5(C) has obtained place insurance coverage for exposure to potential environmental liabilities that may result from this drilling program.  The coverage will begin when the drilling program commences.  With respect to the 15-17 well in Innisfail, the Company has an Asset Retirement Obligation provision for its obligation of the estimated (by Chapman Engineering, an independent engineering firm) abandonment and restoration costs of the well.  Chapman Engineering uses parameters and guidelines developed by the Alberta Energy and Utilities Board to estimate the abandonment and restoration cost.  The Alberta Energy and Utilities Board is an independent, quasi-judicial agency of the Government of Alberta.

The Company is currently unable to predict the ultimate cost of compliance or the extent of liability risks, and, as a result, no reserves have been reflected in the Company’s financial statements.

Information on the Corporation, page 10

History and Development of the Corporation, page 10

12.           Comment:  Please disclose the name and address of your agent in the United States, if any.  See Item 4.a.3 of Form 20-F.

Response:  The Company has included the name and address of its agent in the United States on page 12 of the Amendment.

13.           Comment:  We note that Computershare Investor Services Inc. is the escrow agent for the Value Security Escrow Agreement.  Please advise us as to your relationship with Computershare Investor Services Inc.

Response:  The Company advises the Staff that Computershare Investor Services Inc. served as the Company’s transfer agent prior to August 1, 2006.  On August 1, 2006, the Company changed its transfer agent to Olympia Trust Company.  The Company has no other relationship with Computershare.

14.           Comment:  Expand the disclosure regarding the TSX escrow agreements to quantify or otherwise define the term “incrementally” both times it is used.  Also, quantify the number of shares held in each of the two escrow agreements.

Response:  The Company has revised page 13 of the Amendment to include the additional requested disclosure.

Business Overview, page 12

15.           Comment:  We note your proved reserves disclosure.  Please amend your document to disclose whether these reserves were estimated by you or by independent engineers.  If the latter, identify the independent engineer and include their consent to be expertized.  Please address the effective date of the disclosed reserve estimate.

Response:  The Company has disclosed on page 15 of the Amendment that its proved reserves were estimated by independent engineers and has disclosed the name of its independent engineers and the date of their applicable report.  In addition, the Company has included the consent of its independent engineers as Exhibit 15(b) to the Amendment.

16.           Comment:  Please amend your document to disclose clearly and simply, for each acreage block, the maximum revenue interest you may earn and the current revenue interest you have earned to date in each of the farm-outs you describe.

Response:  The Company has revised page 15 of the Amendment to include the additional requested disclosure.

Business Objectives, page 12

17.           Comment:  Specify that Canadian Superior is affiliated with the company and describe the nature of that affiliation.  Explain how you addressed the potential conflict of interest in these transactions.

Response:  The Company has revised pages 14-15 of the Amendment to include the additional requested disclosure.

18.           Comment:  For each agreement, quantify, or appropriately cross-reference, the dollar amount of funding that you will have to provide.  If you do not know at this time, indicate why not and when you anticipate having that information.  If you were provided with an estimate of that amount, please indicate it.

Response:  The Company has revised the disclosure on page 15 of the Amendment to include additional language as to funding estimates.

19.           Comment:  Revise for clarity the first sentence of the discussion under “15-17 Well.” Operating and Financial Review and Prospects, page 15.

Response:  The Company has revised the first sentence of the discussion under “15-17 Well” on page 15 of the Amendment.

20.           Comment:  Tell us whether any of your private placements were conducted in the U.S. and, if so, the federal securities law exemption(s) upon which you relied.

Response:  On March 30, 2006 the Company completed an offering of 8,644,444 units (each unit was comprised of one common share and a warrant to purchase one half of a common share) on a “best efforts” private placement basis, a portion of which was placed through Pritchard Capital Partners, LLC, a New Orleans energy investment research boutique.  J.F. Mackie & Company Ltd., an independent equity investment firm based in Calgary, Alberta, also participated in this offering.  U.S. purchasers subscribing under this offering purchased either as an accredited investor (defined in Section 501(a) of Regulation D under the Securities Act of 1933 (the “Securities Act”)) pursuant to Regulation 506 under the Securities Act, or a qualified institutional buyer as defined in Rule 144(a) under the Securities Act.

Corporate Overview, page 16

21.           Comment:  We note that you describe yourself as being in the natural gas exploration and production business and further note that the scope of your operation has yet to extend beyond exploration or exploitation activities.  Please revise your description to one that is consistent with the current scope of your operations.

Response:  The Company has revised page 20 of the Amendment to clarify that it is not currently engaged in exploration or exploitation activities.

Results of Operations, page 19

22.           Comment:  Expand your disclosure to discuss the source of your revenues, production volumes and the significant conditions related to your oil and gas interests.  When describing various conditions and effects, it should be clear whether such matters are external or internal, and temporary or relatively permanent due to structural change.  The interrelationships between the various factors identified, and their relative significance, should be apparent.  Refer to FRC Section 501.12.b.4.

Response:  The Company has revised page 23 of the Amendment to include the additional requested disclosure.

Liquidity and Capital Resources, page 21

23.           Comment:  Expand your disclosure to quantify the expected capital expenditures associated with your contractual obligations to acquire interests in potential oil and gas producing properties and discuss how you will specifically fund these expenditures.

Response:  The Company has revised pages 25-26 of the Amendment to include the additional requested disclosure.

Tabular Disclosure of Contractual Obligations, 23

24.           Comment:  We note your commitment and contingencies note on page F-22 quantifying certain contractual obligations.  Please expand your disclosure to include all contractual obligations that would qualify for disclosure in accordance with Item 5.F of Form 20-F.

Response:  The Company has revised the disclosure on pages 25-26 of the Amendment to include all contractual obligations that would qualify for disclosure in accordance with Item 5.F of Form 20-F.

Safe Harbour, page 23

25.           Comment:  Your stock is subject to the penny stock rules.  Therefore, the safe harbor that the Private Securities Litigation Reform Act of 1995 otherwise would provide is unavailable to you.  See Securities Act Section 27A(b)(1)(C) and Exchange Act Section 21E(b)(1)(C).  Ensure that your disclosure does not suggest that the safe harbor is applicable by deleting any reference to the PSLRA or the safe harbor, including in the title.

Response:  The Company has deleted references to the Private Securities Litigation Reform Act of 1995 and “safe harbour” on page 27 of the Amendment.

Directors, Senior Management and Employees, page 23

26.           Comment:  Revise to disclose a continuous 5-year business history without any gaps.  For example, it is unclear when James Brown became a director and how long he has been with Mill City Gold Corp.

Response:  The Company has revised page 28 of the Amendment to include the additional requested disclosure.

27.           Comment:  We note that several of your officers and/or directors, such as Gregory Noval, Neil MacKenzie, and James Brown, are concurrently officers of other companies.  For those officers and/or directors employed by more than one company, disclose how much time each officer and/or director devotes to your business.

Response:  The Company has revised page 29 of the Amendment to include the additional requested disclosure.

Major Shareholders and Related Party Transactions, page 30

28.           Comment:  Please identify the name of each party with which you had a related party transaction here and throughout your disclosure.  In addition, please disclose whether each of the transactions was conducted in an arms-length manner.

Response:  The Company has revised pages 35-36 of the Amendment to include the additional requested disclosure.

29.           Comment:  Given the ongoing relationship you have with Canadian Superior, indicate whether or not you have any procedures in place to address potential conflicts and, if so, describe them.

Response:  The Company has revised pages 35-36 of the Amendment to include the additional requested disclosure.

30.           Comment:  Disclose any significant change in the percentage ownership held by major shareholders since inception.  See Item 7.A.1.b of Form 20-F.

Response:  The Company confirms that there has been no significant change in the percentage ownership held by major shareholders since inception.

The Offer and Listing, page 32

31.           Comment:  Consider disclosing the average trading volume on the TSX Venture Exchange for each period covered.

Response:  The Company has revised page 37 of the Amendment to include the additional requested disclosure.

Additional Information, page 33

Memorandum and Articles of Association, page 34

32.           Comment:  Provide a more detailed disclosure in this section.  For example, please disclose the percentage vote required to pass any resolution at a shareholder meeting, including an election of directors.

Response:  The Company has revised pages 39-40 of the Amendment to provide more detailed disclosure in this section.

Certain United States Federal Income Tax Consequences, page 37

33.           Comment:  In this section, you include statements that persons “should consult” with their own tax advisors, or language to similar effect.  Because note holders may rely on the disclosure that appears in your registration statement, including disclosure relating to tax consequences, revise to eliminate this language each place it appears.  You may replace the admonition with language to the effect that you recommend or encourage that consultation.

Response:  The Company has amended the disclosure on pages 42-45 of the Amendment to reflect this comment.

Financial Statements

Challenger Energy Corp Financial Statements

Interim Financial Statements

34.           Comment:  Please explain in greater detail why you have not provided comparative financial information in your interim financial statements.

Response:  Prior to becoming a Canadian public company, the Company did not prepare financial statements on a quarterly basis.  Accordingly, the Company does not have adequate or reliable quarterly interim financial information to provide comparative financial information in its interim financial statements.

35.           Comment:  Please include a reconciliation to US GAAP.  Refer to Instruction 3 to Item 8.A.5 of Form 20-F.

Response:  The Company has revised pages F-9 - F-11 of the Amendment to include the requested reconciliation.

General

36.           Comment:  We note your acquisition of the 10% pooled working interest in section 17-35-1 W5M in the Innisfail Area of Alberta from Blueline Energy.  This interest appears to represent an acquisition of a working interest in oil and gas producing properties and as such would be deemed a business in accordance with Rule 3-05 or Regulation S-X.  Refer to the Division of Corporation Finance’s Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, Item C. Financial Statements for Acquired Oil & Gas Producing Properties of Part III. Guidance About Financial Statement Requirements which can be located at our website at:

http://www.sec.gov/divisionslcorpfin/guidance/cfactfaq.htm.

As such it appears you will need to provide audited financial statements regarding these operations.  Refer also to Instruction 1 to Item 8 of Form 20-F.  Please also indicate whether or not this acquisition constitutes your predecessor, as defined in the Exchanged Act Rule 12b-2.

Response:  The Company concurs with the Staff’s comment that the acquisition of the working interest in the Innisfail property is deemed a business and therefore audited statements are required.  The Company has included in the Amendment an audited Statement of Revenues and Direct Operating Expenses for the 12 months ended December 31, 2005.  Presenting a further period (12 months ended December 31, 2004) proved very difficult in that it would be overly burdensome on the Company to obtain reliable information with respect to this property that the Company could audit and use as a basis for audited financial statements.  In any event, the Company believes that the period presented will be meaningful to investors and that providing the information for the prior period would not provide enough additional meaningful information to investors to justify the expense and effort involved.

In addition, the Company hereby confirms that it purchased all of the assets of Blueline Energy.  As a result, Blueline Energy may be considered a predecessor of the Company as the term “predecessor” is defined in Exchange Act Rule 12b-2.

37.           Comment:  We were unable to locate the consent of your auditors as required by Item 10.G of Form 20-F.  Please provide the appropriate consents in your next amendment.

Response:  The Company has included the consent of its auditors as Exhibit 15(a) to the Amendment.

Auditor’s Report to the Shareholders, page F-11

38.           Comment:  We note your auditor’s report refers to “the periods ended” while one period is a fiscal year and the other is a period from inception to December 31, 2004.  It appears your auditors should revise their report to specifically identify the periods to which their report relates.

Response:  The Company’s auditors have revised page F-15 of the Amendment to specifically identify the periods to which their report relates.

Balance Sheet, page F-12

39.           Comment:  Please revise your description of “share capital” to specifically identify this item as common shares and state on the face of the balance sheet the shares outstanding.

Response:  The Company notes that the financial statements and primary disclosure have been prepared in accordance with Canadian GAAP. The current disclosure is acceptable under Canadian GAAP.  Accordingly, the Company believes it is appropriate to maintain the current presentation.  The Company also notes that this disclosure is consistent with the disclosure of other entities that prepare financial statements in accordance with Canadian GAAP with reconciliation to U.S. GAAP, including Shellbridge Oil and Gas, Canadian Southern Petroleum Ltd. and Canadian Natural Resources Ltd.

Note 2 Significant Accounting Policies, page F-16

Consolidation Accounting Policy

40.           Comment:  We note that you have a wholly owned subsidiary, as disclosed on page 14 of your document.  Please expand your disclosures to state this fact and disclose your accounting policy regarding principles of consolidation.  Additionally, revise your financial statement labeling to convey these are consolidated financial statements, and confirm that you have no interests in variable interest entities as defined in FIN 46R, if true.

Response:  The Company has revised its financial statement labeling to convey that the statements are consolidated financial statements. In addition, the Company has amended Note 1 to the March 31, 2006 financial statements (period affected) to disclose its consolidation accounting policy.  See page F-6 of the Amendment.  The Company hereby confirms that it has no interests in variable interest entities.

Foreign Currency Accounting Policy

41.           Comment:  We note your disclosure on page 41 suggesting that a significant portion of your transactions are conducted using the U.S. dollar.  Please expand your disclosures to state your functional currency and expand your summary of significant accounting policies to address how you determine your functional currency and how you record foreign currency transaction gains and losses along with translation adjustments.  Refer to CICA Handbook Section 1650 and EIC 130.

Response:  The Company has revised the disclosure on page F-22 of the Amendment to present its foreign currency policy.  To further address this comment, the Company has included further disclosure to pages 45-46 of the Amendment, under Item 11, “Foreign Exchange Risk.”

42.           Comment:  Please support your conclusions regarding your functional currency for US GAAP.  Refer to Appendix A of SFAS 52 for US GAAP.

Response:  For the three months ended March 31, 2006 and the year ended December 31, 2005, the Canadian Dollar is used as the functional currency for Challenger Energy Corp. for the following reasons as set out by Appendix A of SFAS 52 for US GAAP:

•      Sales Market Indicators:  All sales are currently within Canada and are denominated in Canadian dollars.

•      Expense Indicators:  The majority of the expenses are paid to Canadian companies and are denominated in Canadian dollars.

•      Financing Indicators:  Financings are in Canadian dollars, and the majority of the funds are received from Canadian markets.

As set out by guidance in SFAS 52 for use of functional currency, the Company’s operations are predominantly in Canadian dollars.  Therefore, the use of Canadian dollars most faithfully portrays the economic result of the entity’s operations to the users of the financial statements.

Revenue Recognition

43.           Comment:  Please expand your disclosure to indicate whether you take title to the gas and NGL production associated with your revenues and clarify how you determine your revenues based on your working interest.  Identify the contractual delivery points and rates to which you refer in your disclosure and the methods used to deliver production to customers.

Response:  In response to this comment the Company has included additional disclosure on page 21 of the Amendment.  The Company also notes that this disclosure is consistent with the disclosure of other entities that prepare financial statements in accordance with Canadian GAAP with reconciliation to U.S. GAAP, including Shellbridge Oil and Gas, Canadian Southern Petroleum Ltd. and Canadian Natural Resources Ltd.

Note 4 Share Capital, page F18

44.           Comment:  Please expand your disclosure to present a reconciliation of all shareholders’ equity items within a signal tabular summary.  This may be accomplished either in the notes to your financial statements or in a separate statement accompanying your other financial statements.  Based on the volume and type of equity transactions you have conducted for all periods presented, including your recapitalization of shareholders equity in relation to the amalgamation of Challenger and Global, we believe a reconciliation of all items presented under shareholders’ equity should be presented together in order to provide investors with the most transparent and understandable disclosure.

Response: The Company believes that its current disclosure reflects its operations and is consistent with the level of the disclosure in the issuers mentioned in the response to comment 39. The Company is also concerned that adjusting the disclosure in this filing will create a different presentation between the financial statements that have been filed with the Canadian regulators and may confuse investors.  Accordingly, the Company believes it is appropriate to maintain the current presentation.

45.           Comment:  We note your disclosure on page 11 indicating that certain for your common shares are subject to trading restrictions and are held in escrow.  Please disclose the specific terms and circumstances that entitle the escrow shareholders to maintain their ownership and the release of the escrow shares.  Also specifically state whether these shares are subject to rescission or are otherwise redeemable under any circumstances by the holder of the shares.

Note that conditions for release other than the mere passage of time call for performance share accounting and disclosure for US GAAP.  Under US GAAP performance escrowed shares are not considered issued or outstanding until they are eligible to be released from escrow and are thus excluded from the calculation of US GAAP earnings/loss per share.  At the time all activities are completed that are required to be performed for the escrow shares to be eligible for release from escrow and the regulator approves the eligibility for release, any excess of the market price over the issuance price per share is then charged to compensation expense.

It is our understanding that these shares were never released from escrow.  Revise your disclosure to clarify the following:

•      how you accounted for the original issuance of the shares under Canadian GAAP

•      whether any compensation expense resulting from this share issuance was recorded under Canadian GAAP

•      whether or not escrow shares were included in weighted average shares outstanding used to calculated Canadian GAAP earnings/loss per share

•      how you have or will account for any compensation expense recorded relating to the escrowed shares subject to cancellation referred to in Section 2.3 of the escrow agreement filed as Exhibit 4(e).

•      Explain and quantify any differences from US GAAP.

Response:  The Company has revised the disclosure on page 13 of the Amendment to clarify that there are no specific terms or circumstances entitling the escrow shareholders to maintain their ownership and to disclose that these shares are not subject to rescission and are not redeemable under any circumstances by the holder of the shares.  The Company notes that the release of these shares is based solely on the passage of time as indicated in Note 4 of Challenger Energy Corp.’s December 31, 2005 Notes to Financial Statements.

46.           Comment:  We note your disclosure on page 26 indicating that your option holders appear to have a tandem settlement right including an option to settle in cash or shares.  Please explain how you considered liability verses equity classification of your options under SFAS 123 and SFAS 123(R) for U.S. GAAP reporting purposes.  Specifically, tell us whether the board has settled options in cash and whether the board’s refusal to accept the exercise of a put right precludes future cash settlement or if such a right to refuse is substantive.  Refer to paragraph 39 of SFAS 123 and paragraphs B117-B122 of SFAS 123(R).  Additionally tell us how this feature was considered in your accounting conclusions reached under Canadian GAAP.

Response:  In response to this comment, the Company has revised the disclosure on page 31 of the Amendment.  The Company hereby confirms that its board has the end right to refuse the exercise of a put right by the option holder.  The board has not settled options in cash.  There is no expectation in any form or legal right for the option holder to have the board settle in cash.  This supports the Company’s current accounting treatment of the options.

Note 9 Related Party Transactions, page F-22

47.           Comment:  Please disclose the beneficial owner of Blueline Energy of whom you also appear to indicate is a shareholder of Challenger and quantify their respective ownership percentages in each entity.  Refer to Section 3840 CICA Handbook.

Response:  The Company notes that Jeff Lawson, who is the sole shareholder of Blueline Energy, owns 1% of Challenger Energy Corp. on a current share outstanding basis, and approximately 2% on a fully diluted basis.  Mr. Lawson therefore has no significant influence or control over the Company.  Reference to Blueline Energy has been removed from Note 9 since it does not qualify as a related party transaction.

Note 11 Commitment and Contingencies, page F-22

48.           Comment:  We note your disclosures on pages 14 and 15 describing your obligations to Canadian Superior in order to obtain your respective interests in properties designated to you through participation agreements.  Please expand your disclosure to quantify all the known or estimated ranges of your obligations or disclose why such estimates can not be made.  For example, but without limitation, we note you have estimated the costs of the Mariner block well on page 14.  Refer to Sections 3280 and 3290 CICA Handbook.

Response:  The Company has revised page F-28 of the Amendment to clarify what the Company’s estimated commitment would be in Note 11 in respect to the Participation Agreement, Block 5(C), once the $2.5 million payment is made.  In addition, the disclosure on page 15 of the Amendment was expanded to include estimate ranges of the obligations for all the agreements.  These revisions were made in conjunction with the Company’s response to comment 18.

The Company is not committed to participate in the Trinidad Participation Agreement or the Farm-out Agreement therefore no additional disclosure is provided.

Note 14 Reconciliation with United States GAAP, page F-23

49.           Comment:  We note your indication that prices used in applying the full-cost ceiling test under Canadian GAAP differ from those applied under US GAAP.  Additionally, other differences exist under the full cost rules for Canadian GAAP and US GAAP purposes which did not appear to be described, such as but without limitation to, the required discount rate and assumptions underlying future expenditures.  As such, please expand your disclosure to more fully describe how you apply the full cost ceiling test for U.S. GAAP purposes.

Response:  The Company has revised page F-29 of the Amendment to include the additional requested disclosure.

Pro Forma Financial Statements, F-26

50.           Comment:  We note your inclusion of pro forma financial statements.  We understand the merger between Challenger and Global was an amalgamation of an operating company, Challenger, into a shell company, Global.  Please clarify why this presentation is appropriate and cite the authoritative guidance prescribing this presentation.

Response:  The Company has removed the pro forma financial statements in the Amendment on the basis that the merger between Challenger and Global was an amalgamation of an operating company, Challenger, into a shell company, Global.

Universal Stare Ventures Corporation Financial Statements, F-34

51.           Comment:  We understand from your disclosures that Global, formerly known as Universal Stare Ventures Corporation, was a public shell company trading on the NEX Board in Canada with substantially no operations in fiscal years 2003 and 2004.  As such it is unclear why you have included financial statements for Global in your filing.  Please cite the authoritative guidance supporting your inclusion of these financial statements and explain the reasons for your conclusions.

Response:  The Company has removed Global’s financial statements in the Amendment on the basis that the merger between Challenger and Global was an amalgamation of an operating company, Challenger, into a shell company, Global.

Exhibits

52.           Comment:  We note that you intentionally deleted certain schedules and attachments from some of your exhibits.  Please refile each exhibit to include all schedules and attachments.

Response:  The Company will re-file these exhibits as requested with the next amendment of its Form 20-F.

In addition, attached to this letter is a letter from the Company containing the acknowledgements requested on page 10 of the Staff’s July 5, 2006 letter.

If you have any questions regarding this letter, please feel free to call Kristy Harlan at (206) 370-6651 or Gary Kocher at (206) 370-7809.

Sincerely,

/s/ Kristy Harlan

Kristy Harlan

cc:           Manjeet Dhillon (Challenger Energy Corp.)

[Letterhead of Challenger Energy Corp.]

August 9, 2006

Jason Wynn

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	Challenger Energy Corp. Registration Statement on Form 20-F Filed June 5, 2006 File No. 0-52030

Dear Mr. Wynn:

                In response to the request of the staff of the Securities and Exchange Commission contained in the letter dated July 5, 2006 relating to the above-captioned filing of Challenger Energy Corp. (the “Company”), the Company hereby provides the following acknowledgements:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CHALLENGER ENERGY CORP.

By:	/s/ Manjeet Dhillon
Manjeet Dhillon
Vice President, Finance and
Chief Financial Officer